390 – 3600 Lysander Lane, Richmond, British Columbia, Canada, V7B 1C3
Tel: +1 (604) 248-0939 / Fax: +1 (604) 248-0940
www.polymetmining.com

6500 County Road 666, Hoyt Lakes, MN 55750-0475 Tel: 218-225-4417 / Fax: 218-225-4429

ADVANCING TO PRODUCTION

TSX: POM, NYSE Amex: PLM

NEWS RELEASE	2011-14

POLYMET REPORTS FIRST QUARTER FISCAL 2012 RESULTS

UPDATE ON STATE OF MINNESOTA GOVERNMENT SHUTDOWN

Hoyt Lakes, Minnesota, July 6, 2011 - PolyMet Mining Corp. (TSX: POM; NYSE-A: PLM) (“PolyMet” or the “Company”) today reported its financial results for the three months ended April 30, 2011, which have been filed at www.polymetmining.com and on SEDAR and EDGAR.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards ("IFRS") for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. These are PolyMet's first condensed interim consolidated financial statements prepared in accordance with IFRS. All amounts are in U.S. funds.

PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

Financial Highlights

  Reconciliation from Canadian GAAP to IFRS: The most significant changes relate to the Asset Retirement Obligation. Under IFRS, the future obligation is discounted using a liability specific risk-free interest rate as opposed to a higher, company credit adjusted risk-free interest rate. The affect of this is to increase the book value of the Erie Plant with a slightly larger increase in the long-term environmental liability at the time of the acquisition – the difference being a larger accretion expense. The fair value of the convertible debt and slightly different accounting for subsequent extension of the term of the debt also cause minor some changes. The net affect is to reduce total equity at January 31, 2011 by $0.323 million to $102.295 million and to increase the total comprehensive loss in the year ended January 31, 2011 by $0.401 million to $7.761 million.

  At April 30, 2011 PolyMet had cash and cash equivalents of $5.909 million compared with $10.361 million at January 31, 2011. In November 2010, Glencore AG ("Glencore") agreed to purchase 15 million shares of PolyMet common stock at $2.00 per share for gross net proceeds of $30 million. The first tranche of this private placement, comprising 5 million shares, closed on January 17, 2011. The second tranche of 5 million shares is scheduled to close on or before October 17, 2011 and the final tranche of 5 million shares is scheduled to close on or before October 15, 2012.

  During the three months ended April 30, 2011, PolyMet made scheduled repayments of $0.5 million notes payable to Cliffs Natural Resources, Inc. related to the acquisition of the Erie Plant.

  Loss for the three months ended April 30, 2011 was $1.319 million compared with $0.918 million in the prior year period. General and administrative expenses were $1.183 million compared with $0.851 million for the prior year period. Excluding non-cash stock-based compensation, general and administrative expense was $0.647 million compared with $0.841 million for the prior period, reflecting the Company's continued cost-cutting efforts during the past year.

  PolyMet invested $2.914 million into its NorthMet project during the three months ended April 30, 2011, compared with $4.775 million in the prior year period. As of April 30, 2011 PolyMet had spent $33.648 million on environmental review and permitting, of which $27.223 million has been spent since the NorthMet project moved from exploration to development stage.

Douglas Newby, PolyMet's Chief Financial Officer stated, "the transition to IFRS has gone smoothly and I am pleased that we have completed these interim statements ahead of the regulatory schedule. I believe that we have taken the necessary actions to ensure that we comply with reporting timelines in the future.

"We expect to finalize timing of the second tranche of the November 2010 private placement with Glencore imminently," he continued.

Key Statistics - unaudited
(in '000 US dollars, except per share amounts)
Balance Sheet	April 30, 2011	January 31, 2011
Cash and equivalents	5,909	10,361
Working capital	693	4,199
Total assets	155,975	156,614
Long term liabilities	43,773	43,717
Shareholders' equity	102,172	102,295

	Three months ended
	April 30,
Income Statement	2011	2010
General and administrative (expense)	(1,183)	(851)
Other income (loss)	(136)	(67)
Income (loss)	(1,319)	(918)
Income (loss) per share	(0.01)	(0.01)
Investing Activities
NorthMet Property	2,914	4,775
Weighted average shares outstanding	154,913,235	148,989,218

Minnesota State Government
Most State of Minnesota government functions ceased operations on July 1, 2011 owing to a budget impasse between the Governor and the Minnesota Legislature. This shutdown has placed a temporary halt on the work of the Minnesota Department of Natural Resources ("MDNR"), which is the lead State agency responsible for PolyMet's Supplemental Draft Environmental Impact Statement (SDEIS).

The federal co-lead agencies, the US Army Corps of Engineers and the US Forest Service, are providing oversight for the EIS process. The third party contractor responsible for drafting the SDEIS is continuing to work during the shutdown, as will PolyMet's EIS contractors. PolyMet expects that the SDEIS process will continue to advance, although a prolonged state shutdown could affect the timing of completion of the SDEIS.

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that controls 100% of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100% of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. PolyMet Mining Corp. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately one-and-a-quarter million hours of construction labor and create approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	“Joe Scipioni”
Joe Scipioni, CEO

For further information, please contact:

Corporate	Media
Douglas Newby	LaTisha Gietzen
Chief Financial Officer	VP Public, Gov't & Environmental Affairs
Tel: +1 (212) 867-1834	Tel: +1 (218) 225-4417
dnewby@polymetmining.com	lgietzen@polymetmining.com

Investors
Crystal Agresti	Alex Macdougall
Tel: +1 (845) 742-8153	Tel: +1 (226) 663-3000
cagresti@polymetmining.com	amacdougall@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding our beliefs related to the expected proceeds and closing of the registered direct offering, exploration results and budgets, reserve estimates, mineral resource estimates, work programs, capital expenditures, actions by government authorities, including changes in government regulation, the market price of natural resources, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2011 and in our other filings with Canadian securities authorities and the Securities and Exchange Commission, including our Report on Form 6-K providing information with respect to our operations for the year ended January 31, 2011 for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.